SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

LUCAS ENERGY, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

549333300

(CUSIP Number)

August 25, 2016

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549333300	13G	Page 2 of 7

1	Name of Reporting Persons ILIOS Oil, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,425,099
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,425,099
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,425,099
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 9.2%
12	Type of Reporting Person (see instructions) OO

CUSIP No. 549333300	13G	Page 3 of 7

1	Name of Reporting Persons John Benjamin Azar
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,425,099
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,425,099
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,425,099
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 9.2%
12	Type of Reporting Person (see instructions) IN

CUSIP No. 549333300	13G	Page 4 of 7

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of ILIOS Oil, LLC (“ILIOS LLC”), a Texas limited liability company and Mr. John Benjamin Azar, the manager and sole owner of ILIOS LLC, relating to the common stock, $0.001 par value per share (“Common Stock”) of Lucas Energy, Inc., a Nevada corporation (the “Issuer”).

This Schedule 13G relates to shares of Common Stock of the Issuer received by ILIOS LLC pursuant to the August 25, 2016 closing (the “Closing”), of the transactions contemplated by that certain Asset Purchase Agreement, entered into between the Issuer and twenty-three sellers (collectively, the “Sellers”), and Segundo Resources, LLC, as a Seller and as a representative of the Sellers named therein (the “Representative”), dated December 31, 2015 (as amended to date, the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer acquired working interests in producing properties and undeveloped acreage in Texas and Oklahoma, including varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region of the United States, and related wells, leases, records, equipment and agreements associated therewith (collectively, the “Assets”), from the Sellers (the “Acquisition”). In consideration for the purchase of the Assets, the Issuer assumed approximately $30.6 million of commercial bank debt, issued the Sellers (a) 552,000 shares of Series B Redeemable Preferred Stock (“Series B Preferred Stock”)(convertible into 3,941,280 shares of Common Stock, the “Series B Preferred Stock”)) and (b) 13,009,664 shares of restricted Common Stock (of which 1,425,099 shares were issued to ILIOS LLC); and (ii) paid the Sellers $4,975,000 in cash.

As the manager of ILIOS LLC, Mr. Azar may direct the vote and disposition of the 1,425,099 shares of Common Stock held by ILIOS LLC.

Item 1(a)	Name of Issuer.

Lucas Energy, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

450 Gears Road, Suite 860

Houston, Texas 77067

Item 2(a)	Name of Person Filing.

ILIOS Oil, LLC, a Texas limited liability company (“ILIOS LLC”) and Mr. John Benjamin Azar.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

207 Ridgemont Ave.

San Antonio, Texas 78209

CUSIP No. 549333300	13G	Page 5 of 7

Item 2(c)	Citizenship or Place of Organization.

ILIOS LLC is a Texas limited liability company. Mr. John Benjamin Azar is the manager and sole owner of ILIOS LLC and is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

549333300

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 549333300	13G	Page 6 of 7

Item 4	Ownership.

(a)	ILIOS LLC is the beneficial owner of 1,425,099 shares of Common Stock. By virtue of his relationship with ILIOS LLC, discussed in further detail above, Mr. Azar may be deemed to beneficially own the shares of Common Stock beneficially owned by ILIOS LLC.

(b)	ILIOS LLC is the beneficial owner of 9.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,425,099 by 15,449,206, the number of shares of Common Stock issued and outstanding as of September 1, 2016, as confirmed by the Issuer’s Transfer Agent on such date. By virtue of his relationship with ILIOS LLC, discussed in further detail above, Mr. Azar may be deemed to beneficially own the shares of Common Stock beneficially owned by ILIOS LLC.

(c)	Mr. Azar may be deemed to have shared power with ILIOS LLC, to vote and dispose of the 1,425,099 shares of Common Stock held by ILIOS LLC.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 549333300	13G	Page 7 of 7

Exhibits	Exhibit 99.1

Joint Filing Agreement dated September 6, 2016, between ILIOS Oil, LLC and Mr. John Benjamin Azar.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2016

ILIOS Oil, LLC

/s/ John Benjamin Azar
John Benjamin Azar
Manager

/s/ John Benjamin Azar
John Benjamin Azar

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.